
Mail Stop 4631

August 18, 2016

Via E-mail
Mr. Christian Storch
Chief Financial Officer
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA   02184

> **Re:** **Altra Industrial Motion Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed July 21, 2016**
> **File No. 1-33209**

Dear Mr. Storch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical Accounting Policies, page 29

Goodwill, page 30

1.   Please expand your disclosures to indicate the level at which you have identified your five reporting units.

2.   Please explain and revise your disclosures to clarify the information conveyed in the fifth paragraph under your Goodwill heading. Specifically, address how this information supports your conclusion that the fair values of your reporting units are substantially in

excess of their carrying values. To the extent these reporting units do not have fair values that are substantially in excess of fair value, please provide the following disclosures:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

- A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Earnings Per Share, page 50

3. You indicate on page 20 that in the event the average price of your common stock exceeds the conversion price of your Convertible Notes you will be required to include the maximum number of shares of common stock that would be issued upon conversion in your calculation of diluted weighted average shares outstanding. With reference to the specific conversion terms of your Convertible Notes and ASC 260-10-45-43 through 45-47, please explain the basis for your diluted earnings per share computations. Show us how you determined the numerator and denominator used in your diluted earnings per share computation for each period presented.

Item 2.02 Form 8-K filed July 21, 2016

Exhibit 99.1

4. Please enhance your reconciliation of the 2016 non-GAAP diluted earnings per share guidance to identify and quantify each adjustment. Please also present income taxes as a separate adjustment and clearly explain. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10 and .11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction